

April 1, 2011

<u>Via E-Mail</u>
J.L. Guerra, Jr.
Chief Executive Officer
Yukon Gold Corporation, Inc.
1226 White Oaks Blvd. Suite 10A
Oakville, Ontario L6H 2B9
Canada

> **Re:** **Yukon Gold Corporation, Inc.**
> **Preliminary Schedule 14A**
> **Filed March 8, 2011**
> **File No. 0-51068**

Dear Mr. Guerra:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 6 from our letter dated February 10, 2011, as well as your revised disclosure at page 5 that you will include with the consent solicitation your Form 10-Q for the fiscal quarter ended October 31, 2010. Please revise to include your most recent Form 10-Q for the fiscal quarter ended January 31, 2011, which was filed March 17, 2011. In addition please revise to specifically incorporate by reference into your proxy statement each filing that you will deliver with the proxy statement, as required by Item 13(b)(2) of Schedule 14A, and identify on the last page of the proxy statement the documents so incorporated, as required by Item 13(c) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Lucas, Staff Attorney, at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Jonathan Gardner, Esq.